Exhibit 99.52

[Sandstorm Gold Logo]

For Immediate Release:

SANDSTORM GOLD ANNOUNCES 19 METRES OF 4.67 G/T

AND 53 METRES OF 2.09 G/T AT LUNA GOLD’S AURIZONA MINE

Vancouver, British Columbia, July 25, 2011 – Sandstorm Gold Ltd. (“Sandstorm”) (TSX-V: SSL) is pleased to announce that Luna Gold Corp. (“Luna”) (TSX-V: LGC) has reported additional positive assay results from drilling at the Aurizona Mine. Significant mineralized intercepts from the twelve new holes are:

•	12.00 metres @ 3.43 g/t Au including 0.50 metre @ 49.60 g/t Au and 0.50 metre @ 14.75 g/t Au in BRAZD311
•	19.00 metres @ 4.67 g/t Au including 3.00 metres @ 14.08 g/t Au and 2.00 metres @ 14.32 g/t Au in BRAZD314
•	53.00 metres @ 2.09 g/t Au including 2.50 metres @ 7.11 g/t Au and 0.50 metre @ 11.70 g/t Au in BRAZD319

In accordance with Sandstorm’s gold purchase agreement with Luna, Sandstorm is entitled to purchase 17% of the life of mine gold produced from the Aurizona Mine at a per ounce price equal to the lesser of US$400 and the then prevailing market price.

Sandstorm President & CEO Nolan Watson commented, “It is encouraging to see the continuation of positive drill results at Aurizona. We are looking forward to Luna’s resource upgrade in Q4 2011.”

Of the current 40,000 metre drill program, which commenced in August 2010, assays from 51 holes totaling 14,346 metres have been received and samples from 14 additional holes are currently at the assay lab. The most recent assay results are for twelve drill holes totaling 3,678 metres drilled on ten sections covering a strike extent of 1.5 kilometres of the Piaba deposit. All drill holes intersected considerable zones of gold mineralization and the deposit remains open at depth. Significant mineralized intercepts from holes drilled across the deposit are tabulated below.

tel 604.628.1178

1400 – 400 Burrard Street	TSX.V: SSL

Vancouver, BC V6C 3A6 Canada	SANDSTORMGOLD.COM

[Sandstorm Gold Logo]

SECTION	HOLE ID	AZI	DIP	START DEPTH (M)	END DEPTH (M)	FROM (M)	TO (M)	INT (M)	AU (G/T) UNCAPPED
0100E	BRAZD319	168.00	-57.00	80.00	239.63	172.00	225.00	53.00	2.09
					Including	182.50	185.00	2.50	7.11
					And	186.50	187.00	0.50	11.70
					And	191.00	192.00	1.00	6.38
					And	205.00	207.00	2.00	6.22
	BRAZD322	168.00	-68.00	80.00	314.95	196.00	202.00	6.00	1.26
						211.00	219.00	8.00	1.48
					Including	213.00	213.50	0.50	4.67
						243.00	254.00	11.00	1.25
					Including	251.00	252.00	1.00	4.78
0300W	BRAZD311	168.00	-64.00	50.00	346.40	234.00	240.00	6.00	2.29
						267.00	279.00	12.00	3.43
					Including	271.50	272.00	0.50	49.60
					And	274.00	274.50	0.50	14.75
						283.00	292.00	9.00	2.64
					Including	284.50	285.00	0.50	33.10
						306.00	317.00	11.00	5.61
					Including	308.00	309.00	1.00	49.95
	BRAZD321	168.00	-71.00	50.00	388.05	304.00	334.50	30.50	1.81
						321.00	323.00	2.00	6.50
					Including	330.00	332.00	2.00	5.47
					And	334.00	334.50	0.50	6.10
0400W	BRAZD317	168.00	-50.00	0.00	186.43	32.00	42.00	10.00	2.41
0800W	BRAZD312	168.00	-62.00	50.00	276.20	198.00	216.00	18.00	1.39
					Including	201.00	202.00	1.00	5.81
					And	212.00	214.00	2.00	4.08
						219.00	237.00	18.00	1.56
1000W	BRAZD320	168.00	-50.00	100.00	248.09	152.00	156.00	4.00	1.36
						164.00	168.00	4.00	2.41
					Including	165.00	166.00	1.00	7.46
1200W	BRAZD314	168.00	-50.00	100.00	179.55	116.00	135.00	19.00	4.67
					Including	120.00	123.00	3.00	14.08
					And	130.00	132.00	2.00	14.32
1400W	BRAZD313	168.00	-61.00	50.00	210.15	140.00	158.00	18.00	1.03
					Including	157.00	157.50	0.50	6.33

Mineralized drill intercepts from the ongoing Aurizona resource drill program. Intervals are calculated as composites using a 0.30 gram/tonne Au cut-off and maximum 2 metre internal waste. True widths to be established.

Three holes totaling 1,288 metres were drilled down-dip, (i.e. following the Piaba ore body, on sections 0350W, 0450W and 0550W). These holes were drilled to determine vertical gold grade distribution, to provide a better understanding of the weathering profile, to determine the relationship of ore to waste in this part of the deposit and to provide structural data. The holes confirm the deposit model of spaced horizontal quartz vein sets linked into sub-vertical mineralized shear zones that collectively form high-grade ladder quartz vein arrays within the disseminated lower grade mineralization. The three holes intersected considerable zones of mineralization. Significantly continuous zones of mineralization have now been defined to tel 604.628.1178

1400 – 400 Burrard Street	TSX.V: SSL

Vancouver, BC V6C 3A6 Canada	SANDSTORMGOLD.COM

[Sandstorm Gold Logo]

depths of 400 metres within the Piaba structure. Mineralized intercepts from these down dip holes are shown in Table 2.

tel 604.628.1178

1400 – 400 Burrard Street	TSX.V: SSL

Vancouver, BC V6C 3A6 Canada	SANDSTORMGOLD.COM

[Sandstorm Gold Logo]

SECTION	HOLE ID	AZI	DIP	START DEPTH (M)	END DEPTH (M)	FROM (M)	TO (M)	INT (M)	AU (G/T) UNCAPPED
0350W	BRAZD318	348.00	-81.00	0.00	453.76	0.00	35.00	35.00	1.61
					Including	21.00	22.00	1.00	9.84
					And	28.00	30.00	2.00	7.05
						42.00	49.00	7.00	1.04
						52.00	107.00	55.00	1.89
					Including	61.00	62.00	1.00	5.49
					And	67.00	68.00	1.00	15.50
					And	81.50	84.50	3.00	7.18
					And	94.00	95.00	1.00	26.96
						110.00	136.00	26.00	1.22
					Including	110.00	110.50	0.50	4.18
					And	135.00	136.00	1.00	4.16
						190.00	206.00	16.00	2.97
					Including	202.00	205.00	3.00	6.93
						296.50	333.00	36.50	1.99
					Including	296.50	297.00	0.50	11.05
					And	320.00	328.00	8.00	4.57
0450W	BRAZD315	348.00	-80.00	0.00	433.47	45.00	62.00	17.00	0.70
						79.00	86.00	7.00	1.37
						90.00	104.00	14.00	2.47
					Including	97.00	98.00	1.00	23.80
						133.00	168.00	35.00	2.27
					Including	134.00	135.00	1.00	12.25
					And	149.00	150.00	1.00	47.20
						177.00	185.00	8.00	1.06
					Including	177.00	178.00	1.00	4.58
						188.00	206.00	18.00	2.33
					Including	200.00	202.00	2.00	6.00
						258.00	277.00	19.00	1.52
					Including	266.00	267.00	1.00	8.26
					And	270.00	271.00	1.00	7.28
					And	276.00	276.50	0.50	8.32
						282.00	287.00	5.00	2.56
					Including	282.00	283.00	1.00	7.34
					And	286.50	287.00	0.50	4.11
						291.00	304.00	13.00	1.74
					Including	292.00	292.50	0.50	7.59
					And	296.50	297.00	0.50	6.65
					And	298.00	299.00	1.00	4.52
0550W	BRAZD316	348.00	-84.00	0.00	400.87	3.00	11.00	8.00	1.33
					Including	6.00	7.00	1.00	3.29
						15.00	68.00	53.00	1.80
					Including	15.00	16.00	1.00	8.47
					And	18.00	19.00	1.00	9.38
					And	26.00	27.00	1.00	5.75
					And	45.00	46.00	1.00	5.46
					And	62.00	63.00	1.00	7.64
						71.00	83.00	12.00	2.20
					Including	75.00	76.00	1.00	15.65
						92.00	98.00	6.00	1.66
						124.00	130.00	6.00	2.60
					Including	124.00	125.00	1.00	8.80
						136.00	143.00	7.00	1.20
						151.00	162.00	11.00	1.50
					Including	158.00	159.00	1.00	8.82
						188.00	194.00	6.00	1.82
					Including	188.00	189.00	1.00	7.65
						197.00	212.00	15.00	0.72
						228.00	238.00	10.00	1.18
					Including	229.00	230.00	1.00	5.03
						280.00	293.50	13.50	2.07
					Including	282.00	282.50	0.50	8.10
					And	290.50	291.00	0.50	6.11
						363.00	369.00	6.00	4.89
					Including	363.00	363.50	0.50	52.60

tel 604.628.1178

1400 – 400 Burrard Street	TSX.V: SSL

Vancouver, BC V6C 3A6 Canada	SANDSTORMGOLD.COM

[Sandstorm Gold Logo]

Mineralized drill intercepts for three down-dip holes from the ongoing Aurizona resource drill program. Intervals are calculated as composites using a 0.30 gram/tonne Au cut-off and maximum 2 metre internal waste. True widths to be established.

Titus Haggan Ph.D., EurGeol Certified Professional Geologist #746, Luna’s VP Exploration is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program and has supervised the preparation of and reviewed the technical disclosure in this press release. Non-Qualified Persons currently work on Luna’s exploration programs under the guidance of Titus Haggan. Dr Haggan takes responsibility for work, information and advice generated by non-Qualified Persons and has taken the steps required to ensure that the work, information and advice is sound.

For more information visit the Luna website at www.lunagold.com.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, Sandstorm receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp., Metanor Resources Inc. and Donner Metals Ltd. For more information visit: http://www.sandstormgold.com.

Cautionary Note Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of tel 604.628.1178

1400 – 400 Burrard Street	TSX.V: SSL

Vancouver, BC V6C 3A6 Canada	SANDSTORMGOLD.COM

[Sandstorm Gold Logo]

activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2010. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

Contact Information:

Investor Relations Contact

Denver Harris

(604) 628-1178

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

tel 604.628.1178

1400 – 400 Burrard Street	TSX.V: SSL

Vancouver, BC V6C 3A6 Canada	SANDSTORMGOLD.COM